ATCO

GROUP

Corporate Office

09045206

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

January 8, 2009

SUPPL

SEC
Mail Processing
Section

JAN 1 6 2009

Washington, DC
101

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed January 7, 2009 for symbol ACO.X
- Corporation's Form 1, filed January 7, 2009 for symbol ACO.Y
- Corporation's Form 1, filed January 7, 2009 for symbol ACO.PR.A

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp

PROCESSED
JAN 29 2009
THOMSON REUTERS

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

dlw 1/27

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	12/01/2008 - 12/31/2008

Summary

Issued & Outstanding Opening Balance :	50,915,946	As at :	12/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	50,915,946		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	01/07/2009
Last Updated:	01/07/2009

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34745

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	12/01/2008 - 12/31/2008

Summary

Issued & Outstanding Opening Balance :	6,863,368	As at :	12/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,863,368		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	01/07/2009
Last Updated:	01/07/2009

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34745

Issuer :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	12/01/2008 - 12/31/2008

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	12/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	01/07/2009
Last Updated:	01/07/2009

END